State of Delaware
Secretary of State
Division of Corporations
Delivered 12:18 PM 10/28/2022
FILED 12:18 PM 10/28/2022
SR 20223886474 - File Number 7109650

STATE of DELAWARE

CERTIFICATE of TRUST

This Certificate of Trust is filed in accordance with the provisions of the Delaware Statutory Trust Act (Title 12 of the Delaware Code, Section 3801 et seq.) and sets forth the following:

•	First: The name of the trust is	MBC Total Private Markets Access Fund

•	Second: The name and address of the Registered Agent in the State of Delaware

is	Registered Agent Solutions, Inc. 838 Walker Road, Suite 21-2 Dover, DE 19904

•	Third: The Statutory Trust is or will become prior to or within 180 days following the first issuance of beneficial interests, a registered investment company under the Investment Company Act of 1940, as amended (15 U.S.C. §§ 80a-1 et seq.).

•	Fourth: (Insert any other information the trustees determine to include therein.)

By:	/s/ Brian Knitt
Trustee(s)

Name:	Brian Knitt
Typed or Printed